Exhibit 1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

12 March 2024

Launch of Proposed Block Trade of up to 436,851,457 Ordinary Shares in ITC Limited

BAT PLC (“BAT” or the “Group”) announces that its wholly-owned subsidiary Tobacco Manufacturers (India) Limited (“TMI”) intends to sell up to 436,851,457 ordinary shares (the "Block Trade Shares") in ITC Limited ("ITC") to institutional investors by way of an accelerated bookbuild process (the “Block Trade”), subject to customary closing conditions. The Block Trade Shares represent up to c.3.5 per cent of ITC’s issued ordinary share capital.

ITC is a valued associate of BAT in an attractive market with long-term growth potential where BAT benefits from exposure to the world’s most populous market. BAT’s initial investment in ITC dates back to the early 1900s and the two companies have a longstanding, mutually beneficial relationship.

As one of India’s leading FMCG enterprises, ITC has delivered significant value for its shareholders and BAT continues to be fully supportive of ITC’s management team, performance and strategy.

Following completion of the proposed Block Trade, BAT will remain a significant shareholder of ITC, with a c.25.5 per cent holding.

BAT intends to use the net proceeds of the Block Trade to buy back BAT shares over a period ending December 2025, starting with £700m in 2024. We will continue to allocate operating cashflow to fund investment in our transformation and to further deleverage.

Going forward the key elements of capital allocation at BAT will include:
●	Continued investment in our transformation
●	Progressive dividends
●	Continued deleverage to a new range of 2-2.5x adjusted net debt / adjusted EBITDA.
●	Sustainable share buybacks

Tadeu Marroco, Chief Executive of BAT said: “I am confident that ITC, under the stewardship of its current management, will continue to create further value for its shareholders. We look forward to remaining important shareholders in ITC as it continues its journey of growth. With this transaction BAT can accelerate the start of a sustainable buyback, while enabling us to continue to deleverage towards a new target range of 2-2.5x adjusted net debt / adjusted EBITDA.”

We will share details of the value of net proceeds once the transaction has completed.

The person responsible for arranging for the release of this announcement on behalf of BAT PLC is Caroline Ferland, Group Company Secretary.

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

About BAT

BAT is a leading, multi-category consumer goods business. Our purpose is to create A Better Tomorrow™ by Building a Smokeless World. This commitment is demonstrated by our ambition to generate 50% of our revenue from non-combustible products by 2035.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. To help Build a Smokeless World, BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated alternatives.

BAT aims to have 50 million consumers of its non-combustible products by 2030 and to generate £5 billion of New Categories revenue by 2025. BAT has a range of Sustainability targets, including a 50% reduction in Scope 1 and 2 GHG emissions and a 50% reduction in Scope 3 GHG emissions by 2030 (vs 2020 baseline), and 100% of packaging to be reusable, recyclable or compostable by 2025.

BAT employs over 46,000 people and, in 2023, the BAT Group generated revenue of £27.28 billion, with an adjusted profit from operations of £12.46 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of nicotine and smokeless tobacco products. These include our Vapour brand Vuse; our Heated Product brand glo; and Velo our Modern Oral (nicotine pouch) brand. These New Category products have delivered more than £3 billion in annual revenue since their introduction a decade ago.

We currently have 24 million consumers of non-combustible products, the revenue from which accounted for 16.5% of Group revenue in 2023.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Further information

This announcement contains inside information in relation to BAT PLC for the purposes of Article 7 of the Market Abuse Regulation.

The securities referred to herein will not be, and have not been, registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets, as well as statements regarding the sale of the Block Trade Shares and the use of proceeds therefrom.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and "Group Principal Risks " in the 2023 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.